Exhibit 99.a(1)(C)

FORM OF NOTICE TO ALL ELIGIBLE OPTIONEES

To:	[NAME]
From:	Lionel Ferguson
Subject:	Important Information Concerning Certain of Your ACAS Stock Options

You recently received an email from me, advising you that certain stock options you hold under either the 2003 Stock Option Plan or the 2004 Stock Option Plan have been determined, under final Section 409A Treasury Regulations that will become effective on January 1, 2008, to be discounted for federal income tax purposes (i.e., the exercise price may be deemed to be less than the fair market value of the stock on the date of the grant). Options granted under these Plans had their exercise, or strike, prices reduced subsequent to the date of grant to reflect the payment by the Company of cash dividends each quarter until that declining exercise price feature was suspended following the first quarter of 2005. As a result of this reduction in the exercise price, a portion of the stock options that you hold could be subject to adverse tax consequences.

I also advised you that we intend to offer current employees who hold these discounted stock options the opportunity to “cure” them, and encouraged you to attend one of several scheduled informational presentations during which we will explain how. This Notice formally introduces you to our offer to amend certain of your discounted options to increase the exercise price. If you elect to amend your options in connection with this offer, you also will be entitled to receive a cash payment in mid-January 2008 equal to the Black-Scholes price differential between your discounted option and the fair market value on the original date of grant, which formula is more completely described in the enclosed materials.

The stock option amendment program is being conducted through a “tender offer” by which you can elect to amend your eligible stock options as described above. By accepting the offer, your eligible options will be amended and should no longer be subject to adverse tax treatment based on the discount.

The Offer to Amend Eligible Options, which was filed August 29, 2007 with the Securities and Exchange Commission, is enclosed with this Notice. The document contains specific details about the tender offer, including Frequently Asked Questions, which we encourage you to review carefully. Also enclosed is a personalized Election Form that describes the details of your Eligible Options.

IMPORTANT: Whether or not you intend to participate in the tender offer, you must complete, sign and submit to Sandra Sussman in the Human Resources Department an executed copy of your personalized Election Form, via any of the delivery methods described in the enclosed materials, prior to 11:59 p.m., Eastern Time Monday, October 1, 2007 (or a later time if the offer is extended).

Finally, we will be holding several informational sessions, scheduled for 5 p.m. Eastern Time on Wednesday, September 5 and 4 p.m. Eastern Time on each of Friday, September 14, Tuesday, September 18 and Wednesday, September 19, all at our Bethesda offices in the Washington Room at 7600 Wisconsin Avenue, to:

• Explain the potentially adverse tax impact of Section 409A;

• Explain how we are offering to address the situation, the mechanics of the tender offer and the decisions you need to make; and

• Answer any questions you may have on the terms of the tender offer.

Please plan to attend one of the scheduled information sessions. If you are unable to attend in person, you may call in and listen to the presentation at the following number 1-605-725-4810, ID 11906#.

If you believe you have not received the necessary documentation in connection with the tender offer, or if you have any questions about the documentation you have received, please email your question to sandra.sussman@americancapital.com.

Participation in the tender offer is voluntary, but may enable you to eliminate or minimize the potentially adverse personal income tax consequences you may otherwise incur with respect to your affected stock options under Section 409A. We strongly recommend that you consult with your personal financial, tax and legal advisors to determine the tax consequences of electing or declining to participate in the tender offer.